UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Investor Relations PRESS RELEASE

Televisa Reports Results for the Second Quarter of 2021

Consolidated
•	Revenue and Operating Segment Income (“OSI”) grew by 10.5% and 17.0%, respectively.
Cable
•	Revenue and OSI increased by 5.9% and 7.8%, respectively.

•	Organic growth of 62.1 thousand Revenue Generating Units (“RGUs”), reaching 14.3 million.

•	Plan to pass 2 million homes this year is on track, allowing us to accelerate RGU net-adds over the coming quarters.
Sky
•	Added 19.4 thousand RGUs, closing the quarter with 8.2 millions total RGUs.

•	Revenue increased by 1.0%, with a lower margin due to the amortization of sporting events.
Content
•	Recovery of revenue and OSI continues, growing by 16.6% and 23.5%, respectively, driven by a remarkable increase in advertising revenue of 32.1%.

•	Our flagship network, Las Estrellas, had 2.5x the average ratings[1] of its closest competitor.

Earnings Call Date and Time: Tuesday, July 6, 2021, at 09:00 A.M. ET.

Conference ID # is 9597739
From the U.S.: +1 (877) 850 2115                                                             From Mexico: 800 926 9157
International callers: +1 (478) 219 0648                                                    Rebroadcast: +1 (404) 537-3406

The teleconference will be rebroadcast starting at 12:00 ET on July 6 through midnight on July 20.

1 Monday to Sunday from 2:30 p.m. to 10:30 p.m.

Consolidated Results

Mexico City, July 5, 2021 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the second quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2021 and 2020, in millions of Mexican pesos:

	2Q’21	Margin	2Q’20	Margin	Change
		%		%	%
Net sales	24,753.2	100.0	22,407.2	100.0	10.5
Net income	2,421.5	9.8	1,989.4	8.9	21.7
Net income attributable to stockholders of the Company	2,181.7	8.8	1,739.5	7.8	25.4
Segment net sales	26,628.7	100.0	24,131.2	100.0	10.3
Operating segment income (1)	10,105.5	37.9	8,636.3	35.8	17.0
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 10.5% to Ps.24,753.2 million in the second quarter of 2021 compared with Ps. 22,407.2 million in the second quarter of 2020. Operating segment income increased by 17.0% to Ps.10,105.5 million with a margin of 37.9%.

Net income attributable to stockholders of the Company increased by 25.4% to Ps.2,181.7 million in the second quarter of 2021 compared with Ps.1,739.5 million in the second quarter of 2020. The net increase of Ps.442.2 million reflected (i) a Ps.1,387.9 million increase in operating income before depreciation and amortization; (ii) a Ps.751.6 million increase in share of income of associates and joint ventures, net; (iii) a Ps.10.1 million decrease in net income attributable to non-controlling interests; and (iv) a Ps.10.0 million decrease in depreciation and amortization.

These favorable variances were partially offset by (i) a Ps.1,047.5 million increase in income taxes; (ii) a Ps.564.5 million increase in finance expense, net; and (iii) a Ps.105.4 million increase in other expense, net.

Second quarter Results by Business Segment

The following table presents the second quarter consolidated results ended in June 30, 2021 and 2020, for each of our business segments. Consolidated results for the second quarter of 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	2Q’21%		2Q’20%		Change %
Cable	11,981.6	45.0	11,308.8	46.9	5.9
Sky	5,570.1	20.9	5,514.7	22.9	1.0
Content	7,856.8	29.5	6,740.6	27.9	16.6
Other Businesses	1,220.2	4.6	567.1	2.3	115.2
Segment Net Sales	26,628.7	100.0	24,131.2	100.0	10.3
Intersegment Operations[1]	(1,875.5)		(1,799.8)
Net Sales	24,753.2		22,331.4		10.8
Disposed Operations [2]	-	n/a	75.8	n/a	n/a
Net Sales	24,753.2		22,407.2		10.5

Operating Segment Income[3]	2Q’21	Margin %	2Q’20	Margin %	Change %
Cable	5,020.1	41.9	4,656.5	41.2	7.8
Sky	2,242.7	40.3	2,321.4	42.1	(3.4)
Content	2,569.2	32.7	2,080.8	30.9	23.5
Other Businesses	273.5	22.4	(422.4)	(74.5)	n/a
Operating Segment Income	10,105.5	37.9	8,636.3	35.8	17.0
Corporate Expenses	(481.9)	(1.8)	(366.0)	(1.5)	(31.7)
Depreciation and Amortization	(5,224.1)	(21.1)	(5,234.1)	(23.4)	0.2
Other Expense, net	(398.9)	(1.6)	(293.5)	(1.3)	(35.9)
Intersegment Operations[1]	(14.9)	(0.1)	(19.9)	(0.1)	25.1
Disposed Operations [2]	-	n/a	(29.6)	n/a	n/a
Operating Income	3,985.7	16.1	2,693.2	12.0	48.0
[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] The sale of the Company’s Radio business was concluded on July 2, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the quarter ended June 30, 2020.
[3] Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were approximately 62.1 thousand RGUs. Quarterly growth was mainly driven by broadband net additions of 31.4 thousand and voice net additions of 35.0 thousand. Video RGUs declined by 31.5  thousand. The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2021 and 2020.

RGUs	2Q’21 Net Adds	2Q’21	2Q’20
Video	(31,505)	4,214,596	4,335,478
Broadband	31,369	5,566,188	5,069,277
Voice	35,033	4,417,438	3,998,047
Mobile	27,203	120,777	0
Total RGUs	62,100	14,318,999	13,402,802

Second quarter sales increased by 5.9% to Ps.11,981.6 million compared with Ps.11,308.8 million in the second quarter of 2020 driven by solid net additions in broadband and voice over the last 12-months.

Second quarter operating segment income increased by 7.8% to Ps.5,020.1 million compared with Ps.4,656.5 million in the second quarter of 2020. Margin was 41.9%, expanding by 70bps compared to the second quarter of 2020, driven by higher profitability at both our MSO and Enterprise operations.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and Enterprise operations for the second quarter of 2021 and 2020.

MSO Operations (1) Millions of Mexican pesos	2Q’21	2Q’20	Change %
Revenue	10,564.7	9,928.9	6.4
Operating Segment Income	4,474.7	4,174.3	7.2
Margin (%)	42.4	42.0

Enterprise Operations (1) Millions of Mexican pesos	2Q’21	2Q’20	Change %
Revenue	1,865.1	1,789.0	4.3
Operating Segment Income	673.6	625.9	7.6
Margin (%)	36.1	35.0
(1)	These results do not include consolidation adjustments of Ps.448.2 million in revenues nor Ps.128.2 million in operating segment income for the second quarter of 2021, neither the consolidation adjustments of Ps.409.1 million in revenues nor Ps.143.7 million in operating segment income for the second quarter of 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment

Second quarter sales and operating segment income in our MSO operations increased by 6.4% and 7.2%, respectively. Second quarter sales and operating segment income in our Enterprise operations increased by 4.3% and 7.6%, respectively.

Sky

During the quarter, Sky continued growing its broadband business after adding 9.2 thousand broadband RGUs reaching a total of 707.1 thousand. In addition, Sky added 7.7 thousand and 2.5 thousand mobile and video RGUs, respectively.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2021 and 2020.

RGUs	2Q’21 Net Adds	2Q’21	2Q’20
Video	2,505	7,489,876	7,457,162
Broadband	9,167	707,115	502,429
Voice	(42)	685	945
Mobile	7,721	14,532	0
Total RGUs	19,351	8,212,208	7,960,536
Second quarter sales increased by 1.0% to Ps.5,570.1 million compared with Ps. 5,514.7 million in the second quarter of 2020, as the growth in broadband RGUs was partially offset by lower recharges at our prepaid video service now that social distancing measures related to COVID-19 have been eased. This has lead the Mexican population to be out of home more often, demanding less in-home entertainment alternatives.

Second quarter operating segment income decreased by 3.4%, reaching Ps.2,242.7 million compared with Ps.2,321.4 million in the second quarter of 2020. The lower margin of 40.3% was driven by the amortization of certain sporting events, such as the CONMEBOL America Cup 2021 in Brazil and the European Championship.

Content

Second quarter sales increased by 16.6% to Ps.7,856.8 million compared with Ps.6,740.6 million in the second quarter of 2020.

Millions of Mexican pesos	2Q’21%		2Q’20%		Change %
Advertising	3,860.2	49.1	2,922.2	43.3	32.1
Network Subscription	1,329.6	16.9	1,400.7	20.8	(5.1)
Licensing and Syndication	2,667.0	34.0	2,417.7	35.9	10.3
Net Sales	7,856.8		6,740.6		16.6

Advertising

Second quarter Advertising sales increased by 32.1% to Ps.3,860.2 million compared with Ps.2,922.2 million in the second quarter of 2020 due to a solid rebound in volumes from the private sector, where businesses are looking to position their products and services in front of consumers to take advantage of the economic recovery.

Network Subscription

Second quarter Network Subscription sales decreased by 5.1% to Ps.1,329.6 million compared with Ps.1,400.7 million in the second quarter of 2020.

Licensing and Syndication

Second quarter Licensing and Syndication sales increased by 10.3% to Ps.2,667.0 million from Ps.2,417.7 million in the second quarter of 2020. We estimate that royalties from Univision reached U.S.$100.6 million in the second quarter of 2021 compared with U.S.$79.7 million in the second quarter of 2020. Growth of 26.2% year-on-year was supported by the strong economic recovery in the United States, the transmission of major soccer tournaments and by several initiatives implemented by the management to optimize Univision’s advertising inventory.

Second quarter operating segment income increased by 23.5% to Ps.2,569.2 million compared with Ps.2,080.8 million in the second quarter of 2020. This increase is mainly explained by the strong growth in revenue. Content margin expanded by 180 basis points to 32.7% despite additional operational expenditures associated with coverage of the elections of June 6th, more production of content and payment of sporting rights. In 2020, the COVID-19 lockdowns led us to have less content production costs as we broadcasted several re-runs, and paid less in sporting rights as many sporting events were cancelled.

Other Businesses

Second quarter sales increased by 115.2% to Ps.1,220.2 million compared with Ps.567.1 million in the second quarter of 2020 as we have been gradually reopening our other businesses venues with limited capacity now that social distancing measures related to COVID-19 have been partially lifted.

Second quarter operating segment income was Ps.273.5 million compared with a loss of Ps.422.4 million in the second quarter of 2020.

Corporate Expense

Corporate expense increased by Ps.115.9 million, or 31.7%, to Ps.481.9 million in the second quarter of 2021, from Ps.366.0 million in the second quarter of 2020. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in the second quarter of 2021 and 2020 amounted to Ps.276.0 million and Ps.193.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.105.4 million, or 35.9%, to Ps.398.9 million in the second quarter of 2021, from Ps.293.5 million in the second quarter of 2020. This increase reflected primarily:

I.	Surcharges incurred by two companies in our Sky and Cable segments resulting from income tax assessments from prior years; and

II.	The absence in 2021 of a non-recurring income in connection with a cash reimbursement in the second quarter of 2020 from Imagina Media Audiovisual, S.L., a former associate of the Company.

These unfavorable variances were partially offset by:

I.	A lower loss on disposition of property and equipment; and

II.	A decrease in non-recurrent severance expense in connection with dismissals of personnel.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the three months ended in June 30, 2021 and 2020.

Other (Expense) Income, Net	2Q’21	2Q’20
Cash	(257.7)	3.2
Non-cash	(141.2)	(296.7)
Total	(398.9)	(293.5)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2021 and 2020.

	2Q’21	2Q’20	Favorable (Unfavorable) Change
Interest expense	(2,206.1)	(2,885.1)	679.0
Interest income	265.7	451.8	(186.1)
Foreign exchange gain, net	1,891.0	2,351.2	(460.2)
Other finance expense, net	(604.0)	(6.8)	(597.2)
Finance expense, net	(653.4)	(88.9)	(564.5)

The finance expense, net, increased by Ps.564.5 million, to a Ps.653.4 million in the second quarter of 2021 from a Ps.88.9 million in the second quarter of 2020. This increase reflected primarily:

I.
A Ps.460.2 million decrease in foreign exchange gain, net, resulting primarily from a 2.9% appreciation of the Mexican peso against the U.S. dollar on a higher average net U.S. dollar liability position in the second-quarter of 2021, compared with a 3.5% appreciation in the second-quarter of 2020;

II.	A Ps.597.2 million increase in other finance expense, net, resulting from a higher loss in fair value of our derivative contracts in the second quarter of 2021; and

III.	A Ps.186.1 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents in the second quarter of 2021.

These unfavorable variances were partially offset by a Ps.679.0 million decrease in interest expense, primarily due to a lower average of principal amount of debt in the second quarter of 2021.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.751.6 million, to Ps.889.2 million in the second quarter of 2021 from Ps.137.6 million in the second quarter of 2020. This increase reflected mainly a higher equity stake in Univision Holdings II, Inc. or UHI II (the successor company of Univision Holdings, Inc. or “UHI”), the controlling company of Univision Communications Inc. (“Univision”), from 10% in the second quarter of 2020 to approximately 36% on a fully-diluted basis in the second quarter of 2021, as well as a higher net income of UHI II in the second quarter of 2021.

Share of income of associates and joint ventures, net, for the second quarter of 2021, includes primarily our share of income of UHI II.

Income Taxes

Income taxes increased by Ps.1,047.5 million to Ps.1,800.0 million in the second quarter of 2021 compared with Ps.752.5 million in the second quarter of 2020. This increase reflected a higher effective income tax rate, as well as a higher income tax base. Our effective income tax rate increased in the second quarter of 2021, primarily as a result of additional income taxes of two companies in our Sky and Cable segments from prior years.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.10.1 million, or 4.0%, to Ps.239.8 million in the second quarter of 2021, compared with Ps.249.9 million in the second quarter of 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was partially offset by the absence in the second quarter of 2021 of net loss attributable to a non-controlling interest in our former Radio business, which was disposed of by us in the third-quarter of 2020.

Net income attributable to non-controlling interests for the second quarter of 2021, includes primarily net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the second quarter of 2021, we invested approximately U.S.$280.1 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for the second quarter of 2021 and 2020, in millions of U.S. dollars. Our plan to pass 2 million homes with fiber-to-the home (FTTH) is on track, explaining the capital expenditures increase in our Cable segment.

Capital Expenditures Millions of U.S.$	2Q’21	2Q’20
Cable	206.0	135.9
Sky	54.9	53.8
Content and Other Businesses	19.2	6.7
Total	280.1	196.4

Transaction Agreement with UHI

On April 13, 2021, we and UHI announced a transaction agreement (the “Transaction Agreement”) in which our content and media assets will be combined with UHI, and we will continue to participate in UHI by remaining the largest shareholder in UHI, with an equity stake of approximately 45% following the closing of the transaction. We will also retain ownership of our Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico.

In connection with this transaction, our Board of Directors and the Board of Directors of UHI have approved the combination. The transaction, which was also approved by the Company’s stockholders on May 24, 2021, is expected to close in 2021, subject to customary closing conditions, including receipt of regulatory approvals primarily in the United States and Mexico.

We will continue to consolidate the results of our Content business until we cease to have control of this business segment, in accordance with the terms of the Transaction Agreement. Also, we will continue to present our Content business as a reportable segment of continuing operations until the assets and liabilities to be combined become available for immediate disposal following certain reorganization activities contemplated by the Transaction Agreement.

Reorganization of UHI

On May 18, 2021, UHI concluded a reorganization pursuant to which, among other things, Univision Holdings II, Inc. or UHI II was created as a new holding company that owns 100% of the issued and outstanding capital stock of UHI. In connection with this reorganization, we exchanged all of our shares of the capital stock of UHI for the same number and class of newly issued shares of UHI II. As a result, beginning on that date, we own an equity interest in the capital stock of UHI II, the controlling company of Univision, of approximately 36% on a fully-diluted basis.

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of June 30, 2021 and December 31, 2020. Amounts are stated in millions of Mexican pesos.

	June 30, 2021	December 31, 2020	Increase (decrease)
Current portion of long-term debt	1,481.1	617.0	864.1
Long-term debt, net of current portion	120,720.0	121,936.0	(1,216.0)
Total debt [1]	122,201.1	122,553.0	(351.9)
Current portion of long-term lease liabilities	1,301.0	1,277.7	23.3
Long-term lease liabilities, net of current portion	7,602.2	8,014.6	(412.4)
Total lease liabilities	8,903.2	9,292.3	(389.1)
Total debt and lease liabilities	131,104.3	131,845.3	(741.0)
[1] As of June 30, 2021 and December 31, 2020, total debt is presented net of finance costs in the amount of Ps.1,265.7 million and Ps.1,324.3 million, respectively.

As of June 30, 2021, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.100,113.2 million. As of June 30, 2021, the non-current investments in financial instruments amounted to an aggregate of Ps.4,600.1 million.

Dividend

In April 2021, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2021 in the aggregate amount of Ps.1,053.4 million.

Shares Outstanding

In April 2021, our stockholders approved the cancellation in May 2021 of 5,173.2 million shares of our capital stock in the form of 44.2 million CPOs, which were repurchased by us in 2019 and 2020.

As of June 30, 2021 and December 31, 2020, our shares outstanding amounted to 327,155.8 million and 325,992.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,796.2 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2021 and December 31, 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 559.2 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During the second quarter of 2021, Televisa was has ratified as a constituent of the S&P/BMV Total Mexico ESG Index, developed by S&P Dow Jones and the Mexican Stock Exchange. The index is designed to measure the performance of stocks that meet certain sustainability criteria. It uses a rules-based selection criteria based on relevant environmental, social, and corporate governance principles to choose its constituents.

COVID-19 Impact

For the quarter ended June 30, 2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect in our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings.  In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

Although vaccination efforts have continued, the Mexican Government is still implementing the plan to reactivate economic activities in accordance with color-based phases determined on a weekly basis in every state of the country. Most non-essential economic activities are open, and the authorities have started to lift limitations on capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended June 30, 2021, this has affected, and is still affecting the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of this date, given that they are considered essential economic activities, we have continued operating our media and telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the quarter ended June 30, 2021, we continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government.  Our Content business continued to recover as a result of the easing in lockdown restrictions in most jurisdictions in which our customers are located. Notwithstanding the foregoing, we are partially dependent on the demand for advertising from consumer-focused companies, and even though most of our customers have increased their advertising investments compared to the second quarter of 2020, the COVID-19 pandemic could cause advertisers to again reduce or postpone their advertisement spending on our platforms.

In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we produce, organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and to date 17 of our 18 casinos have resumed operations with reduced capacity and hours of operation.  When local authorities approve the re-opening of the venues that are still not operating, rules may be enacted including capacity and operating hours restrictions; these may affect the results of our Other Businesses segment in the following months.

Notwithstanding the foregoing, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines which could be expensive or burdensome to implement, which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2020, which are available on the “Reports and Filings” section of our investor relations website at televisair.com.

About Televisa

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings II, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information)

###

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva. VP, Head of Investor Relations. rvillanuevab@televisa.com.mx
Santiago Casado. Investor Relations Director. scasado@televisa.com.mx

Media Relations:

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	June 30,		December 31,
	2021		2020
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	26,381.3	Ps.	29,058.1
Temporary investments		9.7		-
Trade notes and accounts receivable, net		21,294.7		12,343.8
Other accounts and notes receivable, net		14,126.8		12,655.5
Due from related parties		996.4		787.0
Transmission rights and programming		7,831.3		6,396.2
Inventories		2,458.0		1,641.3
Contract costs		1,592.2		1,598.4
Other current assets		4,836.8		4,580.8
Total current assets		79,527.2		69,061.1

Non-current assets:
Transmission rights and programming		9,411.6		7,982.8
Investments in financial instruments		5,342.1		7,002.7
Investments in associates and joint ventures		23,736.5		22,813.5
Property, plant and equipment, net		84,863.4		83,281.6
Right-of-use assets, net		6,911.5		7,212.2
Intangible assets, net		42,604.7		42,724.2
Deferred income tax assets		29,802.5		27,999.7
Contract costs		3,244.6		2,943.1
Other assets		187.5		225.4
Total non-current assets		206,104.4		202,185.2
Total assets	Ps.	285,631.6	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Millions of Mexican Pesos)

	June 30,		December 31,
	2021		2020
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	1,481.1	Ps.	617.0
Interest payable		1,966.2		1,934.7
Current portion of lease liabilities		1,301.0		1,277.7
Derivative financial instruments		1,247.7		2,017.0
Trade accounts payable and accrued expenses		25,927.0		21,943.2
Customer deposits and advances		15,980.0		5,935.9
Income taxes payable		1,634.0		2,013.5
Other taxes payable		4,675.4		4,463.3
Employee benefits		1,534.3		1,262.6
Due to related parties		75.8		83.0
Other current liabilities		2,830.6		2,161.6
Total current liabilities		58,653.1		43,709.5
Non-current liabilities:
Long-term debt, net of current portion		120,720.0		121,936.0
Lease liabilities, net of current portion		7,602.2		8,014.6
Derivative financial instruments		326.6		1,459.3
Income taxes payable		127.8		767.1
Deferred income tax liabilities		1,631.5		1,786.3
Post-employment benefits		2,167.2		2,080.7
Other long-term liabilities		3,933.4		3,553.7
Total non-current liabilities		136,508.7		139,597.7
Total liabilities		195,161.8		183,307.2

EQUITY
Capital stock		4,836.7		4,907.8
Additional paid-in-capital		15,889.8		15,889.8
		20,726.5		20,797.6
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		80,344.7		83,391.7
Net income (loss) for the period		1,597.3		(1,250.3)
		84,081.0		84,280.4
Accumulated other comprehensive loss, net		(14,562.1)		(15,556.8)
Shares repurchased		(14,791.6)		(16,079.1)
		54,727.3		52,644.5
Equity attributable to stockholders of the Company		75,453.8		73,442.1
Non-controlling interests		15,016.0		14,497.0
Total equity		90,469.8		87,939.1
Total liabilities and equity	Ps.	285,631.6	Ps.	271,246.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(Millions of Mexican Pesos)

	Three months ended June 30,					Six months ended June 30,
	2021		2020			2021		2020
	(Unaudited)		(Unaudited)			(Unaudited)		(Unaudited)

Net sales	Ps.	24,753.2	Ps.	22,407.2	Ps.	48,582.1	Ps.	45,635.9

Cost of sales		14,545.3		13,941.8		28,429.9		27,679.8

Selling expenses		2,571.9		2,538.4		5,094.5		5,256.4

Administrative expenses		3,251.4		2,940.3		6,979.7		6,571.3
Income before other expense		4,384.6		2,986.7		8,078.0		6,128.4
Other expense, net		(398.9)		(293.5)		(551.9)		(8.6)
Operating income		3,985.7		2,693.2		7,526.1		6,119.8
Finance expense		(2,810.1)		(2,891.9)		(5,229.6)		(11,663.5)
Finance income		2,156.7		2,803.0		554.7		2,867.0
Finance expense, net		(653.4)		(88.9)		(4,674.9)		(8,796.5)
Share of income (loss) of associates and joint ventures, net		889.2		137.6		941.0		(5,211.0)
Income (loss) before income taxes		4,221.5		2,741.9		3,792.2		(7,887.7)
Income tax (expense) benefit		(1,800.0)		(752.5)		(1,696.5)		973.4
Net income (loss)	Ps.	2,421.5	Ps.	1,989.4	Ps.	2,095.7	Ps.	(6,914.3)

Net income (loss) attributable to:
Stockholders of the Company	Ps.	2,181.7	Ps.	1,739.5	Ps.	1,597.3	Ps.	(7,912.4)
Non-controlling interests		239.8		249.9		498.4		998.1
Net income (loss)	Ps.	2,421.5	Ps.	1,989.4	Ps.	2,095.7	Ps.	(6,914.3)

Basic earnings (loss) per CPO attributable to stockholders of the Company	Ps.	0.78	Ps.	0.61	Ps.	0.57	Ps.	(2.78)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 8, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel